RESVERLOGIX

08000448

www.resverlogix.com

SEC
Mail Processing
Section

JAN 16 2008

Washington, DC
107

SUPPL

January 15, 2008

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between January 2, 2008 through January 14, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

John C. Hunter

FOR: Kelly McNeill
Chief Financial Officer

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

KM/jch
Enclosures

dlw 1/29

CORPORATE ACCESS NUMBER: 2011518541

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

RESVERLOGIX CORP.
AMENDED ITS ARTICLES ON 2007/09/13.

REGISTRAR OF CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2007/09/13

Service Request Number: 10564918
Corporate Access Number: 2011518541
Legal Entity Name: RESVERLOGIX CORP.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: RESVERLOGIX CORP.
New French Equivalent Name:
Nuans Number:
Nuans Date:
French Nuans Number:
French Nuans Date:

Share Structure: SEE SCHEDULE "A" ATTACHED
Share Transfers Restrictions: NONE
Number of Directors:
Min Number Of Directors: 3
Max Number Of Directors: 12
Business Restricted To: NONE
Business Restricted From: NONE
Other Provisions: SEE SCHEDULE "B" ATTACHED
BCA Section/Subsection: 173(1)(L)

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2007	2007/01/24
2006	2006/02/17

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/02/07
Other Rules or Provisions	ELECTRONIC	2005/02/07
Statutory Declaration	10000803000534209	2005/02/07

Registration Authorized By: JOHN HUNTER
AGENT OF CORPORATION

Articles of Amendment

Business Corporations Act
Section 29 or 177

1. Name of Corporation	2. Corporate Access No.
RESVERLOGIX CORP.	2011518541

3. **Item number 5 of the Articles of the above named corporation is amended in accordance with Section 173(1)(l) of the Business Corporations Act to change the number of Directors to a Minimum of 3 and a Maximum of 12.**

____________	John C. Hunter	September 12, 2007
Authorized Signature	Name of Person Authorizing	Date
____________	Authorized Agent	
Identification	Title	

-35003

www.resverlogix.com

RESVERLOGIX

TSX Exchange Symbol: **RVX**

Progress Report from RVX-208 Phase 1 Clinical Study

Resverlogix sees early success and expedites Phase 2 plans

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

January 14, 2008, Calgary, AB – Resverlogix is pleased to announce preliminary data from the RVX-208 Phase 1 safety and pharmacokinetics study. Forty healthy volunteers have so far been treated of which sixteen have received multiple doses. As anticipated from the extensive Investigational New Drug toxicology studies no safety and tolerance problems have been encountered at any of the given doses. "The pharmacokinetics (drugability) of RVX-208 has exceeded our highest expectations," stated Donald J. McCaffrey, President & CEO of Resverlogix. "We are very confident about the further progress of the RVX-208 clinical program and the eventual successful completion of Phase 1. The current phase 1 study includes a total of 80 healthy men and women in a study comprising three arms: single dose escalation, food vs. fasted effect on pharmacokinetics and 3 cohorts with 7-day multiple dosing."

McCaffrey noted, "Due to the successful early trending of our Phase 1 program we have decided that upon official completion of the trial, FDA discussions and approval, we will be expediting our plans for a Phase 2 trial. This could shorten the time to reach our Phase 2 trial by several months. In addition, follow on studies in cardiovascular disease patients are being discussed with potential collaborators. The medical community recognizes that permanently increasing ApoA-I production, plasma HDL and promoting reverse cholesterol transport by a small molecule has unprecedented potential to cure atherosclerosis."

About Cardiovascular Disease (CVD)

CVD can be generally defined as any abnormal condition characterized by dysfunction of the heart and blood vessels. CVD includes atherosclerosis (especially coronary heart disease which can lead to heart attacks), cerebrovascular disease (stroke), and hypertension (high blood pressure). The underlying cause of most CVD is a gradual clogging of the arteries (atherosclerosis) that supply blood to the heart, brain and other vital organs.

The American Heart Association estimates that almost 80 million American Adults have one or more types of cardiovascular disease. CVD remains the number one killer of developed nations. Nearly 2400 Americans die each day from cardiovascular disease – that is 1 person will die every 36 seconds.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Sarah Zapotichny
Manager, Investor Relations
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Sarah@resverlogix.com

Website: www.resverlogix.com

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

January 14, 2008

3. News Release

January 14, 2008 via CNW Group

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix") announced preliminary data from the RVX-208 Phase 1 safety and pharmacokinetics study. Forty healthy volunteers have so far been treated of which sixteen have received multiple doses. As anticipated from the extensive Investigational New Drug toxicology studies no safety and tolerance problems have been encountered at any of the given doses.

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix") announced preliminary data from the RVX-208 Phase 1 safety and pharmacokinetics study. Forty healthy volunteers have so far been treated of which sixteen have received multiple doses. As anticipated from the extensive Investigational New Drug toxicology studies no safety and tolerance problems have been encountered at any of the given doses. Donald J. McCaffrey, President & CEO of Resverlogix reports, "The current phase 1 study includes a total of 80 healthy men and women in a study comprising three arms: single dose escalation, food vs. fasted effect on pharmacokinetics and 3 cohorts with 7-day multiple dosing."

About Cardiovascular Disease (CVD)
CVD can be generally defined as any abnormal condition characterized by dysfunction of the heart and blood vessels. CVD includes atherosclerosis (especially coronary heart disease which can lead to heart attacks), cerebrovascular disease (stroke), and hypertension (high blood pressure). The underlying cause of most CVD is a gradual clogging of the arteries (atherosclerosis) that supply blood to the heart, brain and other vital organs.

The American Heart Association estimates that almost 80 million American Adults have one or more types of cardiovascular disease. CVD remains the number one killer of developed nations. Nearly 2400 Americans die each day from cardiovascular disease – that is 1 person will die every 36 seconds.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

January 14, 2008

END